UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 23)

CF INDUSTRIES HOLDINGS, INC.

(Name of Subject Company)

CF INDUSTRIES HOLDINGS, INC.

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

125269 10 0

(CUSIP Number of Class of Securities)

Douglas C. Barnard

Vice President, General Counsel, and Secretary

4 Parkway North, Suite 400

Deerfield, IL 60015

(847) 405-2400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Brian W. Duwe

Richard C. Witzel, Jr.

Skadden, Arps, Slate, Meagher & Flom LLP

155 North Wacker Drive

Chicago, IL 60606

(312) 407-0700

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 23 to Schedule 14D-9 amends and supplements the Solicitation / Recommendation Statement on Schedule 14D-9 originally filed by CF Industries Holdings, Inc., a Delaware corporation (“CF Holdings”), with the Securities and Exchange Commission (“SEC”) on March 23, 2009, as amended by Amendment No. 1 filed with the SEC on March 23, 2009, Amendment No. 2 filed with the SEC on March 30, 2009, Amendment No. 3 filed with the SEC on April 8, 2009, Amendment No. 4 filed with the SEC on April 10, 2009, Amendment No. 5 filed with the SEC on April 13, 2009, Amendment No. 6 filed with the SEC on April 15, 2009, Amendment No. 7 filed with the SEC on April 15, 2009, Amendment No. 8 filed with the SEC on April 16, 2009, Amendment No. 9 filed with the SEC on May 11, 2009, Amendment No. 10 filed with the SEC on May 18, 2009, Amendment No. 11 filed with the SEC on May 20, 2009, Amendment No. 12 filed with the SEC on June 4, 2009, Amendment No. 13 filed with the SEC on June 17, 2009, Amendment No. 14 filed with the SEC on June 22, 2009, Amendment No. 15 filed with the SEC on June 23, 2009, Amendment No. 16 filed with the SEC on July 7, 2009, Amendment No. 17 filed with the SEC on July 28, 2009, Amendment No. 18 filed with the SEC on August 5, 2009, Amendment No. 19 filed with the SEC on November 5, 2009, Amendment No. 20 filed with the SEC on November 6, 2009, Amendment No. 21 filed with the SEC on November 9, 2009 and Amendment 22 filed with the SEC on November 18, 2009 (as amended, the “Statement”).  Capitalized terms used but not defined herein have the meanings set forth in the Statement.  Except as specifically noted herein, the information set forth in the Statement remains unchanged.

Item 9. EXHIBITS

Item 9 of the Statement is hereby amended and supplemented by adding the following:

(a)(31)             CF Holdings press release, dated November 19, 2009

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 19, 2009

CF INDUSTRIES HOLDINGS, INC.

By:	/s/ Douglas C. Barnard
Name:	Douglas C. Barnard
Title:	Vice President, General Counsel, and Secretary